UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

Oi S.A.

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

670851 104**

(CUSIP Number)

Luís Manuel da Costa de Sousa de Macedo, General Secretary

Portugal Telecom, SGPS, S.A.

Avenida Fontes Pereira de Melo, 40

1069-300 Lisboa, Portugal

+351-21-500-1701

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 30, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

** The CUSIP number is for the American Depositary Shares relating to the Common Shares. No CUSIP number exists for the underlying Common Shares, since such shares are not traded in the United States.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D

CUSIP No. 670851 104

1.	Name of Reporting Person I.R.S. Identification No. Portugal Telecom, SGPS, S.A.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Portuguese Republic

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 108,217,192(1)

	8.	Shared Voting Power 29,054,978(2)

	9.	Sole Dispositive Power 108,217,192(1)

	10.	Shared Dispositive Power 29,054,978(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 137,272,170(2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 49.43%(2)

14.	Type of Reporting Person CO

(1)  Includes (a) 57,145,521 Common Shares of Oi S.A. held directly by Portugal Telecom, SGPS, S.A., (b) 3,636,799 Common Shares held by Bratel Brasil S.A., one of the other Reporting Persons and a subsidiary of Portugal Telecom, SGPS, S.A., and (c) 47,434,872 Common Shares with respect to which Portugal Telecom has a call option, as described in Item 4 of this Statement on Schedule 13D.

(2)  Includes the aggregate number of Common Shares of Oi S.A. with respect to which the Reporting Person may be deemed to share voting and dispositive power pursuant to the shareholders’ agreements described in Item 6 of this Statement on Schedule 13D.  The percentage reported in Row (13) assumes that all the Common Shares subject to Portugal Telecom’s call option are outstanding, although the Common Shares subject to the call option are expected to be held in treasury by Oi S.A. and its subsidiaries until the earlier of the exercise or expiration of the call option.

Schedule 13D

CUSIP No. 670851 104

1.	Name of Reporting Person I.R.S. Identification No. Bratel B.V.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Kingdom of the Netherlands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,636,799(1)

	8.	Shared Voting Power 29,054,978(2)

	9.	Sole Dispositive Power 3,636,799(1)

	10.	Shared Dispositive Power 29,054,978(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 32,691,777(2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 11.77%(2)

14.	Type of Reporting Person CO

(1)  Represents Common Shares held by Bratel Brasil S.A., one of the other Reporting Persons and a subsidiary of Bratel B.V.

(2)  Includes the aggregate number of Common Shares of Oi S.A. with respect to which the Reporting Person may be deemed to share voting and dispositive power pursuant to the shareholders’ agreements described in Item 6 of this Statement on Schedule 13D.  The percentage reported in Row (13) assumes that all the Common Shares subject to Portugal Telecom’s call option are outstanding, although the Common Shares subject to the call option are expected to be held in treasury by Oi S.A. and its subsidiaries until the earlier of the exercise or expiration of the call option.

Schedule 13D

CUSIP No. 670851 104

1.	Name of Reporting Person I.R.S. Identification No. Bratel Brasil S.A.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Federative Republic of Brazil

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,636,799

	8.	Shared Voting Power 29,054,978(1)

	9.	Sole Dispositive Power 3,636,799

	10.	Shared Dispositive Power 29,054,978(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 32,691,777(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 11.77%(1)

14.	Type of Reporting Person CO

(1) Includes the aggregate number of Common Shares of Oi S.A. with respect to which the Reporting Person may be deemed to share voting and dispositive power pursuant to the shareholders’ agreements described in Item 6 of this Statement on Schedule 13D.  The percentage reported in Row (13) assumes that all the Common Shares subject to Portugal Telecom’s call option are outstanding, although the Common Shares subject to the call option are expected to be held in treasury by Oi S.A. and its subsidiaries until the earlier of the exercise or expiration of the call option.

Schedule 13D

Preliminary Statement

This Amendment No. 6 (this “Amendment”) amends the Statement on Schedule 13D, filed on June 13, 2012 (the “Original Schedule 13D”), by the entities identified on the cover pages of this Schedule 13D (collectively, the “Reporting Persons”), as amended by Amendment No. 1 filed on October 8, 2013 (“Amendment No. 1”), Amendment No. 2 filed on February 27, 2014 (“Amendment No. 2”), Amendment No. 3 filed on May 14, 2014 (“Amendment No. 3”), Amendment No. 4 filed on July 28, 2014 (“Amendment No. 4”) and Amendment No. 5 filed on September 17, 2014 (“Amendment No. 5”; the Original Schedule 13D, as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4 and Amendment No. 5 and as further amended by this Amendment, this “Statement”), by the Reporting Persons.  Except as otherwise specified in this Amendment, all previous Items are unchanged.  Capitalized terms used herein which are not defined herein have the meanings given to them in the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4 and/or Amendment No. 5 (as applicable).

On October 1, 2013, Portugal Telecom, SGPS, S.A. (“Portugal Telecom”) entered into a Memorandum of Understanding (“MOU”) with Oi S.A. (“Oi” or the “Issuer”), AG Telecom Participações S.A. (“AG Telecom”), LF Tel. S.A. (“LF Tel”), Pasa Participações S.A. (“Pasa”), EDSP75 Participações S.A. (“EDSP75”), Bratel Brasil S.A. (“Bratel Brasil” and, together with AG Telecom, LF Tel, Pasa, EDSP75 and Telemar Participações S.A. (“TmarPart” or “CorpCo”), the “Oi Holding Companies”), Avistar, SGPS, S.A., a shareholder of Portugal Telecom and an affiliate of Banco Espírito Santo, S.A. (“BES”), and Nivalis Holding B.V., a shareholder of Portugal Telecom and an affiliate of RS Holding, SGPS, S.A. (“Nivalis”), with respect to a proposed combination (the “Business Combination”) of the businesses of Portugal Telecom, Oi and the Oi Holding Companies into TmarPart.  Portugal Telecom and Oi announced the Business Combination on October 2, 2013.  Pursuant to the Business Combination, among other things, Oi has become the owner of the PT Assets (as defined below).  Under the original structure for the Business Combination contemplated by the MOU, Oi was expected to become a wholly owned subsidiary of TmarPart through the merger of shares (incorporação de ações) of Oi with TmarPart (the “Merger of Shares”), and Portugal Telecom was expected to merge with and into TmarPart with TmarPart as the surviving company (the “Portugal Telecom Merger”).

As previously reported in Amendment No. 3, on May 5, 2014, Oi completed the Oi Capital Increase (as defined in Amendment No. 1), pursuant to which, among other things, Oi issued Common Shares and Preferred Shares to Portugal Telecom in exchange for the transfer by Portugal Telecom to Oi of all of the shares of PT Portugal, SGPS, S.A. (“PT Portugal”), which, at the time of the transfer, owned the PT Assets (as defined in Amendment No. 3).

As previously reported in Amendment No. 4, the PT Assets included all of the shares of PT Portugal and Portugal Telecom International Finance B.V. (“PTIF” and, together with PT Portugal, the “Oi Subsidiaries”), which held certain short-term investments (the “Rioforte Investments”) issued by Rio Forte Investments S.A. (“Rioforte”).  The Rioforte Investments, in the aggregate amount of €897 million, matured on July 15 and 17, 2014 and were not repaid by Rioforte.  On July 15, 2014, Portugal Telecom and Oi entered into a new memorandum of understanding (the “Second MOU”) with respect to the Rioforte Investments and the Business

Schedule 13D

Combination that was described in Amendment No. 4.  The Second MOU provided that its terms would be implemented through definitive agreements (the “Definitive Agreements”) to be agreed among the parties, including agreements with respect to the Exchange and the Call Option described in Amendment No. 4.

As previously reported in Amendment No. 5, on September 8, 2014, an extraordinary general shareholders’ meeting of the shareholders of Portugal Telecom approved the execution by Portugal Telecom of the Definitive Agreements, including the Exchange Agreement, and Other Covenants (the “Exchange Agreement”) and the Call Option Agreement, and Other Covenants (the “Call Option Agreement”), based on the terms of the Exchange Agreement and Call Option Agreement agreed by the parties thereto (with execution subject to approval by the shareholders of Portugal Telecom and other conditions) on July 28, 2014.  The Definitive Agreements were executed on September 8, 2014.

The Exchange was consummated on March 30, 2015, pursuant to which (1) Portugal Telecom deposited the Restricted Shares (as defined below) with the Depositary and instructed the Depositary to register the transfer of the Restricted ADSs (as defined below) to PTIF and (2) PTIF transferred to Portugal Telecom the Rioforte Investments in the aggregate principal amount of €897 million in exchange for the Restricted Shares pursuant to the Exchange Agreement, as modified by the Rioforte Investments Assignment Agreement (as defined below).

In addition, the parties to the Business Combination had previously come to the conclusion that the Portugal Telecom Merger was no longer a viable step in the Business Combination.  On March 31, 2015, the shareholders of TmarPart decided to approve an alternative to the previous structure of the Business Combination that would not involve the Merger of Shares or the listing of CorpCo on the Novo Mercado segment of BM&FBOVESPA. The new proposed corporate and management structure of Oi provides for the merger of the entities that directly and indirectly own shares issued by Oi into Oi’s existing corporation, eliminating the Merger of Shares.  The new structure also contemplates a voluntary exchange of Oi’s preferred shares for Oi’s common shares, the approval of new bylaws of Oi, the election of Oi’s new Board of Directors, and other steps that are described in more detail under Item 4 below.

In order to carry out these changes, Portugal Telecom entered into the following agreements on or about March 31, 2015, each of which is described in more detail under Item 6 below: (1) the First Amendment to the Call Option Agreement, in order to allow Portugal Telecom to assign or transfer rights under the Call Option (as defined below); (2) the Second Amendment to the Temporary Voting Agreement, pursuant to which Portugal Telecom and certain of its shareholders agreed to, among other things, pursue the objective of integrating the shareholder bases of Oi and Portugal Telecom as described under the subsection of Item 4 below entitled “New Structure with Respect to the Business Combination,” and (3) the First Amendment to the Terms of Commitment, pursuant to which Portugal Telecom, Oi and TmarPart agree to use best efforts to cause the listing of Oi’s shares on the Euronext Lisbon (in addition to the New York Stock Exchange, where Oi’s shares are already listed) and the migration of Oi’s shares to the Novo Mercado segment of the BM&FBOVESPA.

Schedule 13D

The Reporting Persons are filing this Amendment No. 6 to update the information previously reported in the following items of the Statement.

Item 2.                     Identity and Background

The information set forth in Exhibit 2 to the Statement, as updated in Amendment No. 4, is hereby further supplemented with the following information:

On September 18, 2014, Portugal Telecom announced that Mr. João Manuel de Mello Franco was appointed as Chairman of the Board of Directors of Portugal Telecom and Chief Executive Officer, to replace Mr. Henrique Granadeiro, who had tendered his resignation from those positions and whose resignation became effective on the last day of September 2014.

Portugal Telecom announced that the Board of Directors had approved the following appointments: (i) on October 17, 2014, Marco Norci Schroeder and Eurico de Jesus Teles Neto were appointed to replace Otávio Marques de Azevedo and Fernando Magalhães Portella, respectively; (ii) on November 5, 2014, Jorge Freire Cardoso was appointed to replace Joaquim Aníbal Brito Freixial de Goes; and (iii) on March 17, 2015, João Manuel Pisco de Castro was appointed to replace Paulo José Lopes Varela.  In each of the foregoing cases, the new appointees were expected to complete the term on the Board of Directors of Portugal Telecom of the persons being replaced. Each of the foregoing appointments will be submitted to ratification by Portugal Telecom shareholders at the next General Meeting of Shareholders of Portugal Telecom.

Since Amendment No. 5, the following additional directors have also resigned from their positions as members of the Board of Directors of Portugal Telecom: Luis Miguel da Fonseca Pacheco de Melo, Carlos António Alves Duarte, Pedro Humberto Monteiro Durão Leitão, Manuel Rosa da Silva, Francisco Teixeira Pereira Soares, and Maria Helena Nazaré.  Maria Helena Nazaré’s resignation will become effective on the last day of April 2015.

The last two paragraphs of Item 2 of the Statement, as previously amended, are hereby amended and restated in their entirety as follows:

The name, present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) and citizenship of each director and executive officer, as applicable, of each Reporting Person is provided on Exhibit 2 to the Amendment, which is incorporated by reference herein.

During the last five years, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any person named on Exhibit 2 (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Schedule 13D

Item 4.                     Purpose of Transaction

The following new subsection is added at the end of Item 4 of the Statement:

Implementation of the Exchange

In order to carry out the delivery of the Common Shares and Preferred Shares of Oi contemplated by the Exchange Agreement, Portugal Telecom and Oi agreed that Portugal Telecom would deposit the applicable Common Shares and Preferred Shares into the respective American Depositary Share programs of Oi and transfer the applicable Common Shares and Preferred shares in the form of American Depositary shares.  The American Depositary Share Programs of Oi are governed by (1) the Amended and Restated Deposit Agreement (Common Shares), dated as of February 27, 2012, among Oi, The Bank of New York Mellon, as depositary (the “Depositary”), and all owners and holders from time to time of American Depositary Shares (the “Common ADSs”) issued thereunder (the “Common Share Deposit Agreement”), and (2) the Amended and Restated Deposit Agreement (Preferred Shares), dated as of February 27, 2012, among Oi, the Depositary and all owners and holders from time to time of American Depositary Shares (the “Preferred ADSs”) issued thereunder (the “Preferred Share Deposit Agreement” and, together with the Common Share Deposit Agreement, the “Deposit Agreements”).

On March 30, 2015, in order to deliver the Common Shares and Preferred Shares of Oi contemplated by the Exchange Agreement, Portugal Telecom (i) deposited with the Depositary (A) 47,434,872 Common Shares of Oi (the “Restricted Common Shares”), and (B) 94,869,744 Preferred Shares of Oi (together with the Restricted Common Shares, the “Restricted Shares”), pursuant to the Depositary Agreements, and (ii) instructed the Depositary to register the transfer to the Oi Subsidiaries of 47,434,872 Common ADSs to PTIF, and 94,869,744 Preferred ADSs to PTIF, representing the underlying Restricted Shares (the “Restricted ADSs”).

On March 30, 2015, PT Portugal transferred the Restricted ADSs to PTIF and PTIF transferred to Portugal Telecom all the Rioforte Investments in the aggregate amount of €897 million, as described in more detail under Item 6 below.

New Structure with Respect to the Business Combination

As described in Amendment No. 1 and Amendment No. 5, the Business Combination was originally expected to be implemented through three principal steps: (1) the Oi Capital Increase (which has been completed), (2) the Merger of Shares and the concurrent TmarPart Reorganization and (3) the Portugal Telecom Merger, pursuant to which Portugal Telecom would merge with and into CorpCo, and as a result of which Portugal Telecom would cease to exist and the direct shareholders of Portugal Telecom would become direct shareholders of CorpCo.

The parties to the Business Combination had previously come to the conclusion that the Portugal Telecom Merger was no longer a viable step in the Business Combination.  On March 31, 2015, the shareholders of TmarPart decided to approve an alternative to the previous structure of the Business Combination that would not involve the Merger of Shares or the listing

Schedule 13D

of CorpCo on the Novo Mercado segment of BM&FBOVESPA. Instead, the parties to the Business Combination have agreed on a new corporate and management structure of Oi (the “New Structure”), which includes the following features:

•                  a corporate and management restructuring of Oi, eliminating the need to list CorpCo;

•                  a voluntary exchange program of Preferred Shares into Common Shares issued by Oi, at a ratio of 0.9211 common shares to each preferred share (the “Voluntary Exchange Program”), subject to the participation of at least two-thirds of the Preferred Shares within a period of 30 days following the General Shareholders’ Meeting of Oi at which the commencement of the exchange period is deliberated upon. This structure is designed to provide all shareholders with the right to vote and to maximize the possibility of a single class of shares;

•                  the implementation of the principle of one share, one vote. However, a limitation of the voting rights of 15%, applicable to all the shareholders of Oi, was agreed to be included in the bylaws of Oi. This limitation will cease to be applicable upon the occurrence of certain events, including a capital increase, a corporate restructuring or a tender offer, in each case resulting in a reduction in the present shareholder positions (or the acquisition of shares, as the case may be) greater than 50%;

•                  to further improve liquidity, the termination of lock-ups for all shareholders;

•                  the extinction of TmarPart through a merger into Oi and the termination of the shareholders’ agreements, ensuring the dispersion of shareholder control of Oi; and

•                  the implementation of the New Structure as soon as possible, and no later than October 31, 2015.

Certain of these features are described in more detail below.

Preliminary Steps

As preliminary steps for the Voluntary Exchange Program, the following events are required to be approved and implemented simultaneously:

•                  Oi’s Simplification of Corporate Ownership (as defined below), which contemplates the merger of the entities that directly or indirectly own shares of Oi;

•                  the approval of new bylaws of Oi; and

•                  the election and appointment of a new Board of Directors of Oi, which will have a term expiring at the General Shareholders’ Meeting of Oi at which its financial statements for the year ending on December 31, 2017 are approved. The new Board of Directors of Oi is expected to maintain significant participation of independent

Schedule 13D

members and to preserve the previous parity at TmarPart between the representatives of Portugal Telecom and of the Brazilian shareholders.

Oi’s Simplification of Corporate Ownership

The following corporate restructuring transactions are required to be completed before the start of the period for the Voluntary Exchange Program, in order to simplify the share capital structure of Oi (“Oi’s Simplification of Corporate Ownership”):

•                  the merger of AG Telecom into Pasa;

•                  the merger of LF Tel into EDSP75;

•                  the merger of Pasa and EDSP75 into Bratel Brasil;

•                  the merger of Valverde Participações S.A. (“Valverde”) into TmarPart;

•                  the merger of Venus RJ Participações S.A. (“Venus”), Sayed RJ Participações S.A. (“Sayed”) and PTB2 S.A. (“PTB2”) into Bratel Brasil;

•                  the merger of Bratel Brasil into TmarPart; and

•                  the merger of TmarPart into Oi.

Oi’s Simplification of Corporate Ownership is intended to be effected in a manner that preserves the overall percentage interests of existing shareholders of Oi.

In connection with Oi’s Simplification of Corporate Ownership, the shareholders’ agreements of TmarPart will be terminated.

New Bylaws of Oi

New bylaws of Oi will be submitted for the approval of the Board of Directors of Oi and the Oi’s General Meeting of Shareholders.  The new bylaws are designed to implement improved corporate governance mechanisms and reduce the concentration of voting rights. Oi’s new bylaws will include, among other things, the following principal provisions:

•                  a tag-along right for common shares;

•                  preferred shares that will not have the right to vote but will continue to have the rights held by the current preferred shareholders;

•                  convertibility of the preferred shares, during the time periods and in accordance with the conditions approved by the Board of Directors;

•                  maximum voting rights of any single shareholder not to exceed 15%;

Schedule 13D

•                  at least 20% of the members of the Board of Directors must be independent (as defined by the Novo Mercado rules);

•                  a collective term of two years for the members of the Board of Directors, with exception of the first Board of Directors, which shall have a term of three years;

•                  prohibition against the same person holding the positions of Chairman of the Board of Directors and Chief Executive Officer;

•                  obligation of the Board of Directors of Oi to respond to any tender offer for the acquisition of shares of Oi;

•                  completion of an offer to purchase common shares at a price at least equal to the economic value of the shares in the case of termination of the registration or exit from Level 1 Corporate Governance of the BM&FBOVESPA, unless Oi enters the Level 2 Corporate Governance or the Novo Mercado segment of the BM&FBOVESPA; and

•                  mandatory resolution of disputes or controversies through arbitration with the Market Arbitration Chamber (Câmara de Arbitragem do Mercado).

The limitation on voting rights will cease to be effective upon occurrence of any of the following events:

•                  capital increase or corporate reorganization that results in a dilution of the current shareholder base of more than 50%;

•                  an offer to purchase all outstanding common shares of Oi in which the offeror acquires at least 20% of the outstanding common shares or such offeror comes to hold, either individually or together with a group of shareholders representing the same or related interest by voting agreement, an interest in excess of 50% of Oi’s voting capital; or

•                  none of the shareholders of Oi (or group of shareholders representing the same or related interest by voting agreement) holds, individually or in the aggregate, an interest in excess of 15% of Oi’s voting capital.

All of the proposed changes described above will have to be approved by Oi’s shareholders at a General Shareholders’ Meeting and ANATEL, the Brazilian telecommunications regulator.  The parties anticipate that Oi’s General Shareholders’ Meeting called to deliberate with respect to the Preliminary Steps and the Voluntary Exchange Program will be called within 130 days from the announcement of the New Structure, subject to ANATEL’s prior consent to the implementation of the transactions described above.

The parties set October 31, 2015 as the deadline for the implementation of the Preliminary Steps and the New Structure.

Schedule 13D

Item 5. Interest in Securities of the Issuer

Items 5(a), (b) and (c)

The information set forth in Items 5(a), (b) and (c) of the Statement is hereby amended by adding the following paragraphs at the end of the subsection of the Statement entitled “Information as to Common Shares of the Issuer that May Be Deemed to Be Beneficially Owned by the Reporting Persons”:

On November 18, 2014, Oi approved a reverse split of all Common Shares and Preferred Shares issued by Oi based on a ratio of 10:1, such that each group of ten shares of each class was grouped in one single share of the same type, either common or preferred. The shares issued by Oi traded on the NYSE in the form of ADSs were also subject to a reverse split of shares at the same ratio, that the ADSs continue to be traded at the ratio of one ADS for each share.  After giving effect to the reverse split, Oi reported that there are 286,155,319 Common Shares and 572,316,691 Preferred Shares outstanding.

Beneficial Ownership After the Completion of the Exchange Agreement

On March 30, 2015, pursuant to the Exchange Agreement, Portugal Telecom registered the transfer of 47,434,872 Common ADSs and 94,869,744 Preferred ADSs to PTIF.

After giving effect to the consummation of the Exchange, the Reporting Persons beneficially own the following Common Shares:

•                                          the Reporting Persons own 60,782,320 Common Shares, or 26.39% of the issued and outstanding Common Shares (after giving effect to the exchange of the Exchanged Shares and the holding of those Exchanged Shares in treasury by the Oi Subsidiaries);

•                                          pursuant to the Call Option, the Reporting Persons have the right to acquire an additional 47,434,872 Common Shares, which, if exercised in full, would result in the Reporting Persons again owning directly 38.96% of the Common Shares; and

•                                          as informed in Amendment No. 4, the Reporting Persons hold a direct and indirect interest in TmarPart (as detailed below), which holds 29,059,478 Common Shares, or 12.62% of the issued and outstanding Common Shares.

As of the date of this Statement (as amended), the Reporting Persons hold their direct and indirect interest in TmarPart as follows:

•                                          the Reporting Persons directly own 383,359,675 common shares of TmarPart, or 5.0% of the total issued common shares of TmarPart (in addition to preferred shares of TmarPart, which are not reported on this Statement);

•                                          the Reporting Persons own 57.5% of the share capital, including 49.8% of the voting share capital, of Pasa, the remainder of which is held by Venus, as

Schedule 13D

described below.  Pasa indirectly owns 2,826,846,254 common shares of TmarPart, representing 37.2% of TmarPart’s issued and outstanding share capital;

•                                          the Reporting Persons own 57.5% of the share capital, including 49.8% of the voting share capital, of EDSP75, the remainder of which is held by Sayed, as described below.  EDSP75 indirectly owns 2,826,846,254 common shares of TmarPart, representing 37.2% of TmarPart’s issued and outstanding share capital;

•                                          PTB2 owns 208,599,126 common shares and 179,482,423 preferred shares of Venus, representing 65.0% of the share capital, including 50.0% (minus one share) of the voting share capital, of Venus, which owns 42.5% of the share capital, including 50.2% of the voting share capital, of Pasa; and

•                                          PTB2 owns 410,106,399 common shares and 352,862,887 preferred shares of Sayed, representing 65.0% of the share capital, including 50.0% (minus one share) of the voting share capital, of Sayed, which owns 42.5% of the share capital, including 50.2% of the voting share capital, of EDSP75.

The Reporting Persons’ existing beneficial ownership interests in the capital stock of TmarPart and Oi, taking into account (1) the shares acquired by such Reporting Persons in the Oi Capital Increase, (2) the share exchanges described in Item 6 of Amendment No. 2, (3) the subscription and conversion of the debentures referred to in Item 4 of Amendment No. 3, (4) the consummation of the Exchange described in Item 4 of Amendment No. 5 and in the Preliminary Statement of this Amendment and (5) the other steps of the Business Combination are expected to cause Portugal Telecom to beneficially own interests in TmarPart and Oi such that Portugal Telecom is expected to hold a minimum stake of 27.2% of Oi’s issued and outstanding share capital (assuming (i) the minimum participation of two-thirds of the Preferred Shares in the Voluntary Exchange Program, and (ii) no exercise by Portugal Telecom of the Call Option).

Item 6. Contracts, Agreements, Understandings or Relationships with Respect to Securities of the Issuer

The following new subsection is added at the end of Item 6 of the Statement:

Assignment of Rioforte Investments

In addition to the Exchange Agreement, on March 24, 2015, Portugal Telecom entered into the Private Instrument of Commitment to Assign Rights, Obligations and Other Covenants (Instrumento Particular de Cessão de Direitos e Obrigações e Outras Avenças), with and among the Oi Subsidiaries, Oi and CorpCo (the “Rioforte Investments Assignment Agreement”), pursuant to which PT Portugal transferred the Rioforte Investments held by it to PTIF and assigned all the related rights and obligations thereunder to PTIF (the “Assignment”).

The Rio Forte Investments Assignment Agreement also provided that the delivery of the Restricted Shares of Oi in the Exchange could be accomplished through the delivery by Portugal

Schedule 13D

Telecom of either the actual Restricted Shares or Restricted ADSs representing those shares, at Portugal Telecom’s election.

The Rioforte Investments Assignment Agreement is governed by Brazilian law, and any dispute with respect to the Rioforte Investments Assignment Agreement is to be resolved through arbitration in Rio de Janeiro, Brazil before an arbitration panel administered by the Brazil-Canada Chamber of Commerce.

The description of the Rioforte Investments Assignment Agreement is only a summary and is qualified in its entirety by the terms of the Rioforte Investments Assignment Agreement, which is filed as Exhibit 43 to this Amendment and is incorporated herein by reference.

First Amendment to the Call Option Agreement

On March 31, 2015, Portugal Telecom, PTIF, Oi and TmarPart executed the First Amendment to the Call Option Agreement (the “First Amendment to the Call Option Agreement”), in order to allow Portugal Telecom to assign or transfer rights under the Call Option.  Portugal Telecom may assign or transfer any portion of the Call Option, so long as the assignment or transfer involves at least one-quarter of the shares subject to the Call Option, without the prior consent by Oi (subject to the right of first refusal described in the next paragraph), and without restrictions on the use of the proceeds by Portugal Telecom.  However, except as provided above, Portugal Telecom may not create or grant rights under the Call Option or grant guarantees with respect to the Call Option without the express prior consent of Oi.

Under the First Amendment to the Call Option Agreement, Oi will have a right of first refusal to acquire any portion of the Call Option that Portugal Telecom wishes to assign or transfer. Portugal Telecom must give notice to Oi of the receipt of a binding offer by a third party with respect to the Call Option. Oi must respond within 20 days from the receipt of such notice.

The First Amendment to the Call Option Agreement is subject to the approval of the CVM, if applicable, and to approval by the shareholders of Oi at a general shareholders’ meeting at which the preferred shareholders will also be permitted to vote. Oi’s General Shareholders’ Meeting is required to be called by August 31, 2015 and held by September 30, 2015.

The description of the First Amendment to the Call Option Agreement is only a summary and is qualified in its entirety by the terms of the First Amendment to the Call Option Agreement, which is filed as Exhibit 44 to this Amendment and is incorporated herein by reference.

Second Amendment to the Temporary Voting Agreement

On March 31, 2015, Portugal Telecom, Caravelas, Bratel, TmarPart, AG, Jereissati and, as intervening party, Oi, executed the Second Amendment to the Temporary Voting Agreement (the “Second Amendment to the Temporary Voting Agreement”), pursuant to which the parties thereto agreed to, among other things, (1) vote in favor of the Voluntary Exchange Program described in Item 4 above, (2) convert all Preferred Shares of Oi held by them into Common

Schedule 13D

Shares at a ratio of 0.9211 Preferred Shares per Common Share, subject to the agreement of holders of Preferred Shares representing at least two-thirds of the Preferred Shares of Oi to convert their Preferred Shares into Common Shares as part of the Voluntary Exchange Program, (3) extend their lock-up agreements with respect to the Common Shares until the earlier of October 31, 2015 and the date of completion of the Preliminary Steps and (4) continue to pursue the objective of integrating the shareholder bases of Oi and Portugal Telecom as described under the subsection of Item 4 above entitled “New Structure with Respect to the Business Combination.”

The parties also agreed to maintain in their positions the current members of the board of directors of Oi until the completion of the Preliminary Steps. The parties agreed to elect, at the general shareholders’ meeting of Oi’s shareholders that approves these steps, certain specified members to the board of directors of Oi.  The term of these members would expire at the general shareholders’ meeting of Oi’s shareholders that approves Oi’s financial statements for the year ended December 31, 2017.

The Second Amendment to the Temporary Voting Agreement was also amended, among other things, to extend the cut-off date for the implementation and completion of the Voluntary Exchange Program and the Preliminary Steps of the Business Combination to October 31, 2015.

The description of the Second Amendment to the Temporary Voting Agreement is only a summary and is qualified in its entirety by the terms of the Second Amendment to the Temporary Voting Agreement, which is filed as Exhibit 45 to this Amendment and is incorporated herein by reference.

First Amendment to the Terms of Commitment

On March 31, 2015, Portugal Telecom, Oi and TmarPart executed the First Amendment to the Terms of Commitment (1º Aditivo ao Termo de Compromisso), among Portugal Telecom, SGPS, S.A., Oi S.A. and Telemar Participações S.A. (the “First Amendment to the Terms of Commitment”), which contains amendments to the Terms of Commitment to enable the parties to pursue the objective of integrating the shareholder bases of Oi and Portugal Telecom as described under “New Structure with Respect to the Business Combination” in Item 4 above.

Under the First Amendment to the Terms of Commitment, the parties agree to use best efforts to cause the listing of Oi’s shares on the Euronext Lisbon (in addition to the New York Stock Exchange, where Oi’s shares are already listed) and the migration of Oi’s shares to the Novo Mercado segment of the BM&FBOVESPA.

In addition, as in the original Terms of Commitment, the parties agree to perform any acts, provide any required information, prepare all necessary documentation and file all necessary filings with all appropriate governmental authorities to implement the integration of the shareholder bases of Oi and Portugal Telecom, including, among other things, the preparation and filing of any prospectuses and registration statements with the CVM, the CMVM and the SEC.  Oi, in its capacity as shareholder of Portugal Telecom, undertakes to attend any meeting of the shareholders of Portugal Telecom specifically convened to consider the integration of the

Schedule 13D

shareholder bases of Oi and Portugal Telecom and to vote in favor of the proposed structure, to the extent such vote is not contrary to Oi’s legitimate interests.

The description of the First Amendment to the Terms of Commitment is only a summary only and is qualified in its entirety by the terms of the First Amendment to the Terms of Commitment, which is filed as Exhibit 46 to this Amendment and is incorporated herein by reference.

Schedule 13D

Item 7.         Material to Be Filed as Exhibits

Exhibit	Description

1.

Joint Filing Agreement, dated as of July 28, 2014, by and between the Reporting Persons, which supersedes previous Joint Filing Agreement, dated as of October 7, 2013 (incorporated by reference to Exhibit 1 of Amendment No. 4 to the Schedule 13D of Oi S.A., filed on July 28, 2014 (SEC File No. 005-83981)).

2.	Directors and Executive Officers of the Reporting Persons.

3.

Shareholders’ Agreement of Telemar Participações S.A., dated as of April 25, 2008, among AG Telecom Participações S.A., LF Tel S.A., Fundação Atlântico de Seguridade Social, Asseca Participações S.A. and, as intervening parties, Telemar Participações S.A. and Andrade Gutierrez Investimentos em Telecomunicações S.A. (English translation) (incorporated by reference to the Form 6-K of Tele Norte Leste Participações S.A. filed on February 19, 2009 (SEC File No. 001-14487)).

4.

Amendment to the Shareholders Agreement of Telemar Participações S.A., dated as of January 25, 2011, among AG Telecom Participações S.A., Luxemburgo Participações S.A., LF Tel S.A., Fundação Atlântico de Seguridade Social, and, as intervening party, Telemar Participações S.A. (English translation) (incorporated by reference to Exhibit 3.02 of the Form 20-F of Tele Norte Leste Participações S.A. filed on May 4, 2011 (SEC File No. 001-14487)).

5.

Private Shareholders Agreement of Telemar Participações S.A., dated as of April 25, 2008, among AG Telecom Participações S.A., LF Tel S.A., Asseca Participações S.A., BNDES Participações S.A.—BNDESPAR, Fiago Participações S.A., Fundação Atlântico de Seguridade Social and, as intervening parties, Telemar Participações S.A., Caixa de Previdência dos Funcionários do Banco do Brasil—PREVI, Fundação Petrobras de Seguridade Social—PETROS, Fundação dos Economiários Federais—FUNCEF and Andrade Gutierrez Investimentos em Telecomunicações S.A. (English translation) (incorporated by reference to the Form 6-K/A of Tele Norte Leste Participações S.A. filed on November 27, 2009 (SEC File No. 001-14487)).

6.

Amendment to the Shareholders Agreement of Telemar Participações S.A., dated as of January 25, 2011, among AG Telecom Participações S.A., Luxemburgo Participações S.A., BNDES Participações S.A.—BNDESPar, Caixa de Previdência dos Funcionários do Banco do Brasil—PREVI, Fundação Atlântico de Seguridade Social, Fundação dos Economiários Federais—FUNCEF, Fundação Petrobras de Seguridade Social—PETROS, LF Tel S.A., Bratel Brasil S.A. and, as intervening parties, Telemar Participações S.A. and Portugal Telecom, SGPS S.A. (English translation) (incorporated by reference to Exhibit 3.04 of the Form 20-F of Tele Norte Leste Participações S.A. filed on May 4, 2011 (SEC File No. 001-14487)).

Schedule 13D

7.

Shareholders Agreement of Pasa Participações S.A., dated as of January 25, 2011, among Andrade Gutierrez Telecomunicações Ltda., Bratel Brasil S.A. and, as intervening parties, Pasa Participações S.A., AG Telecom Participações S.A., Luxemburgo Participações S.A., La Fonte Telecom S.A., EDSP75 Participações S.A., LF Tel S.A. and Portugal Telecom, SGPS, S.A. (English translation). (incorporated by reference to Exhibit 4.10 of the Form 20-F of Portugal Telecom, SGPS, S.A. filed on May 6, 2011 (SEC File No. 001-13758)).

8.

Shareholders Agreement of EDSP75 Participações S.A., dated as of January 25, 2011, among La Fonte Telecom S.A., Bratel Brasil S.A. and, as intervening parties, EDSP75 Participações S.A., LF Tel S.A., Pasa Participações S.A., Andrade Gutierrez Telecomunicações Ltda., AG Telecom Participações S.A., Luxemburgo Participações S.A., and Portugal Telecom, SGPS, S.A. (English translation). (incorporated by reference to Exhibit 4.11 of the Form 20-F of Portugal Telecom, SGPS, S.A. filed on May 6, 2011 (SEC File No. 001-13758)).

9.

Memorandum of Understanding, dated as of October 1, 2013, among Oi S.A., AG Telecom Participações S.A., LF Tel. S.A., Pasa Participações S.A., EDSP75 Participações S.A., Bratel Brasil S.A., Portugal Telecom SGPS, S.A., Avistar, SGPS, S.A. and Nivalis Holding B.V. (incorporated by reference to Exhibit 9 of Amendment No. 1 to the Schedule 13D of Oi S.A., filed on October 8, 2013 (SEC File No. 005-83981)).

10.

Memorandum of Understanding relating to CTX Participações S.A. and Contax Participações S.A., dated as of October 1, 2013, among AG Telecom Participações S.A., Andrade Gutierrez Telecomunicações Ltda., LF Tel. S.A., La Fonte Telecom S.A., Pasa Participações S.A., EDSP75 Participações S.A., Bratel Brasil S.A. and Portugal Telecom SGPS, S.A. (incorporated by reference to Exhibit 10 of Amendment No. 1 to the Schedule 13D of Oi S.A., filed on October 8, 2013 (SEC File No. 005-83981)).

11.

Share Exchange Agreement (Contrato de Permuta de Participações Societárias), dated as of February 19, 2014, among Andrade Gutierrez S.A., Bratel Brasil S.A. and, as intervening parties, Pasa Participações S.A., AG Telecom Participações S.A., Jereissati Telecom S.A., EDSP75 Participações S.A., L.F. Tel S.A. and Fundação Atlântico de Seguridade Social (English Translation) (incorporated by reference to Exhibit 11 of Amendment No. 2 to the Schedule 13D of Oi S.A., filed on February 27, 2014 (SEC File No. 005-83981)).

12.

Share Exchange Agreement (Contrato de Permuta de Participações Societárias), dated as of February 19, 2014, among Jereissati Telecom S.A., Bratel Brasil S.A. and, as intervening parties, Pasa Participações S.A., AG Telecom Participações S.A., Andrade Gutierrez S.A., EDSP75 Participações S.A., L.F. Tel S.A. and Fundação Atlântico de Seguridade Social (English Translation) (incorporated by reference to Exhibit 12 of Amendment No. 2 to the Schedule 13D of Oi S.A., filed on February 27, 2014 (SEC File No. 005-83981)).

Schedule 13D

13.

Second Amendment to the Shareholders’ Agreement of Telemar Participações S.A. (2º Aditivo ao Acordo de Acionistas da Telemar Participações S.A.), dated as of February 19. 2014, among AG Telecom Participações S.A., LF Tel S.A., Fundação Atlântico de Seguridade Social and, as intervening party, Telemar Participações S.A. (English Translation) (incorporated by reference to Exhibit 13 of Amendment No. 2 to the Schedule 13D of Oi S.A., filed on February 27, 2014 (SEC File No. 005-83981)).

14.

Terms of Termination of the Shareholders’ Agreement of Telemar Participações S.A. (Termo de Resilição do Acordo de Acionistas da Telemar Participações S.A.), dated as of February 19. 2014, among AG Telecom Participações S.A., LF Tel S.A., Fundação Atlântico de Seguridade Social and, as intervening party, Telemar Participações S.A. (English Translation) (incorporated by reference to Exhibit 14 of Amendment No. 2 to the Schedule 13D of Oi S.A., filed on February 27, 2014 (SEC File No. 005-83981)).

15.

Second Amendment to the Shareholders’ Agreement of Telemar Participações S.A. (2º Aditivo ao Acordo de Acionistas da Telemar Participações S.A.), dated as of February 19, 2014, among AG Telecom Participações S.A., BNDES Participações S.A.—BNDESPAR, Caixa de Previdência dos Funcionários do Banco do Brasil—PREVI, Fundação Atlântico de Seguridade Social, Fundação dos Economiários Federais—FUNCEF, Fundação Petrobras de Seguridade Social—PETROS, LF Tel S.A., Bratel Brasil S.A. and, as intervening parties, Telemar Participações S.A. and Portugal Telecom, SGPS, S.A. (English Translation) (incorporated by reference to Exhibit 15 of Amendment No. 2 to the Schedule 13D of Oi S.A., filed on February 27, 2014 (SEC File No. 005-83981)).

16.

Terms of Termination of the Shareholders’ Agreement of Telemar Participações S.A. (Termo de Resilição do Acordo de Acionistas da Telemar Participações S.A.), dated as of February 19, 2014, among AG Telecom Participações S.A., BNDES Participações S.A.—BNDESPAR, Caixa de Previdência dos Funcionários do Banco do Brasil—PREVI, Fundação Atlântico de Seguridade Social, Fundação dos Economiários Federais—FUNCEF, Fundação Petrobras de Seguridade Social—PETROS, LF Tel S.A., Bratel Brasil S.A. and, as intervening parties, Telemar Participações S.A. and Portugal Telecom, SGPS, S.A. (English Translation) (incorporated by reference to Exhibit 16 of Amendment No. 2 to the Schedule 13D of Oi S.A., filed on February 27, 2014 (SEC File No. 005-83981)).

17.

First Amendment to the Shareholders’ Agreement of Pasa Participações S.A. (1º Aditivo ao Acordo de Acionistas da Pasa Participações S.A.), dated as of February 19, 2014, among Andrade Gutierrez S.A., Bratel Brasil S.A. and, as intervening parties, Pasa Participações S.A., AG Telecom Participações S.A., Jereissati Telecom S.A., EDSP75 Participações S.A., LF Tel S.A., Portugal Telecom, SGPS, S.A., Sayed RJ Participações S.A., Venus RJ Participações S.A. and PTB2 S.A. (English Translation) (incorporated by reference to Exhibit 17 of Amendment No. 2 to the Schedule 13D of Oi S.A., filed on February 27, 2014 (SEC File No. 005-83981)).

Schedule 13D

18.

Terms of Termination of the Shareholders’ Agreement of Pasa Participações S.A. (Termo de Resilição do Acordo de Acionistas da Pasa Participações S.A.), dated as of February 19, 2014, among Andrade Gutierrez S.A., Bratel Brasil S.A. and, as intervening parties, Pasa Participações S.A., AG Telecom Participações S.A., Jereissati Telecom S.A., EDSP75 Participações S.A., LF Tel S.A. and Portugal Telecom, SGPS, S.A. (English Translation) (incorporated by reference to Exhibit 18 of Amendment No. 2 to the Schedule 13D of Oi S.A., filed on February 27, 2014 (SEC File No. 005-83981)).

19.

First Amendment to the Shareholders’ Agreement of EDSP75 Participações S.A. (1º Aditivo ao Acordo de Acionistas da EDSP75 Participações S.A.), dated as of February 19, 2014, among Jereissati Telecom S.A., Bratel Brasil S.A. and, as intervening parties, EDSP75 Participações S.A., LF Tel S.A., Andrade Gutierrez S.A., Pasa Participações S.A., AG Telecom Participações S.A., Portugal Telecom, SGPS, S.A., Sayed RJ Participações S.A., Venus RJ Participações S.A. and PTB2 S.A. (English Translation) (incorporated by reference to Exhibit 19 of Amendment No. 2 to the Schedule 13D of Oi S.A., filed on February 27, 2014 (SEC File No. 005-83981)).

20.

Terms of Termination of the Shareholders’ Agreement of EDSP75 Participações S.A. (Termo de Resilição do Acordo de Acionistas da EDSP75 Participações S.A.), dated as of February 19, 2014, among Jereissati Telecom S.A., Bratel Brasil S.A. and, as intervening parties, EDSP75 Participações S.A., LF Tel S.A., Andrade Gutierrez S.A., Pasa Participações S.A., AG Telecom Participações S.A. and Portugal Telecom, SGPS, S.A. (English Translation) (incorporated by reference to Exhibit 20 of Amendment No. 2 to the Schedule 13D of Oi S.A., filed on February 27, 2014 (SEC File No. 005-83981)).

21.

Temporary Voting Agreement of the Shareholders of Oi S.A. and Telemar Participações S.A. (referred to as “CorpCo”) (Compromisso Provisório de Voto dos Acionistas da Oi S.A. e da Telemar Participações S.A. (a ser denominada “CorpCo”)), dated February 19, 2014, among Portugal Telecom, SGPS, S.A., Caravelas Fundo de Investimento em Ações, Bratel Brasil S.A., Telemar Participações S.A., Andrade Gutierrez S.A., Jereissati Telecom S.A. and, as intervening party, Oi S.A. (English Translation) (incorporated by reference to Exhibit 21 of Amendment No. 2 to the Schedule 13D of Oi S.A., filed on February 27, 2014 (SEC File No. 005-83981)).

22.

Subscription Agreement for Shares of Capital Stock Issued by Oi S.A. (Contrato de Subscrição de Ações de Emissão da Oi S.A.), dated February 19, 2014, between Oi S.A. and Portugal Telecom, SGPS, S.A. (English Translation) (incorporated by reference to Exhibit 22 of Amendment No. 2 to the Schedule 13D of Oi S.A., filed on February 27, 2014 (SEC File No. 005-83981)).

Schedule 13D

23.

Private Instrument of Commitment to Assign Priority Rights (Instrumento Particular de Compromisso de Cessão de Direito de Prioridade), dated February 19, 2014, among Telemar Participações S.A., Valverde Participações S.A., AG Telecom Participações S.A., LF Tel S.A. and Portugal Telecom, SGPS, S.A. (English Translation) (incorporated by reference to Exhibit 23 of Amendment No. 2 to the Schedule 13D of Oi S.A., filed on February 27, 2014 (SEC File No. 005-83981)).

24.

Debenture Subscription Agreement for the First Private Issuance of Unsecured Debentures Convertible into Common and Preferred Shares, in a Single Series, of Venus RJ Participações S.A. (Contrato de Subscrição de Debêntures da Primeira Emissão Privada de Debêntures Conversíveis em Ações Ordinárias e Preferenciais, da Espécie Quirografária em Série Única, da Venus RJ Participações S.A.), dated as of February 19, 2014, between PTB2 S.A. and Venus RJ Participações S.A. (English Translation) (incorporated by reference to Exhibit 24 of Amendment No. 2 to the Schedule 13D of Oi S.A., filed on February 27, 2014 (SEC File No. 005-83981)).

25.

Debenture Subscription Agreement for the First Private Issuance of Unsecured Debentures Convertible into Common and Preferred Shares, in a Single Series, of Sayed RJ Participações S.A. (Contrato de Subscrição de Debêntures da Primeira Emissão Privada de Debêntures Conversíveis em Ações Ordinárias e Preferenciais, da Espécie Quirografária em Série Única, da Sayed RJ Participações S.A.), dated as of February 19, 2014, between Sayed RJ Participações S.A. and PTB2 S.A. (English Translation) (incorporated by reference to Exhibit 25 of Amendment No. 2 to the Schedule 13D of Oi S.A., filed on February 27, 2014 (SEC File No. 005-83981)).

26.

Debenture Subscription Agreement for the First Private Issuance of Unsecured Debentures Convertible into Common and Preferred Shares, in Series, of Pasa Participações S.A. (Contrato de Subscrição de Debêntures da Primeira Emissão Privada de Debêntures Conversíveis em Ações Ordinárias e Preferenciais, da Espécie Quirografária em Séries, da Pasa Participações S.A.), dated as of February 19, 2014, among Pasa Participações S.A., Bratel Brasil S.A. and Venus RJ Participações S.A. (English Translation) (incorporated by reference to Exhibit 26 of Amendment No. 2 to the Schedule 13D of Oi S.A., filed on February 27, 2014 (SEC File No. 005-83981)).

27.

Debenture Subscription Agreement for the First Private Issuance of Unsecured Debentures Convertible into Common and Preferred Shares, in Series, of EDSP75 Participações S.A. (Contrato de Subscrição de Debêntures da Primeira Emissão Privada de Debêntures Conversíveis em Ações Ordinárias e Preferenciais, da Espécie Quirografária em Séries, da EDSP75 Participações S.A.), dated as of February 19, 2014, among EDSP75 Participações S.A., Bratel Brasil S.A. and Sayed RJ Participações S.A. (English Translation) (incorporated by reference to Exhibit 27 of Amendment No. 2 to the Schedule 13D of Oi S.A., filed on February 27, 2014 (SEC File No. 005-83981)).

Schedule 13D

28.

Debenture Subscription Agreement for the Third Private Issuance of Subordinated Debentures Convertible into Common Shares, in a Single Series, of AG Telecom Participações S.A. (Contrato de Subscrição de Debêntures da Terceira Emissão Privada de Debêntures Conversíveis em Ações Ordinárias, da Espécie Subordinada em Série Única, da AG Telecom Participações S.A.), dated as of February 19, 2014, among Pasa Participações S.A. and AG Telecom S.A. (English Translation) (incorporated by reference to Exhibit 28 of Amendment No. 2 to the Schedule 13D of Oi S.A., filed on February 27, 2014 (SEC File No. 005-83981)).

29.

Debenture Subscription Agreement for the Fifth Private Issuance of Subordinated Debentures Convertible into Common Shares, in a Single Series, of LF Tel S.A. (Contrato de Subscrição de Debêntures da Quinta Emissão Privada de Debêntures Conversíveis em Ações Ordinárias, da Espécie Subordinada em Série Única, da LF Tel Participações S.A.), dated as of February 19, 2014, among LF Tel S.A. and EDSP75 Participações S.A. (English Translation) (incorporated by reference to Exhibit 29 of Amendment No. 2 to the Schedule 13D of Oi S.A., filed on February 27, 2014 (SEC File No. 005-83981)).

30.

Debenture Subscription Agreement for the Twelfth Private Issuance of Subordinated Debentures Convertible into Common Shares, in a Single Series, of Telemar Participações S.A. (Contrato de Subscrição de Debêntures da Décima Segunda Emissão Privada de Debêntures Conversíveis em Ações Ordinárias, da Espécie Subordinada em Série Única, da Telemar Participações S.A.), dated as of February 19, 2014, among Telemar Participações S.A., AG Telecom Participações S.A. and LF Tel S.A. (English Translation) (incorporated by reference to Exhibit 30 of Amendment No. 2 to the Schedule 13D of Oi S.A., filed on February 27, 2014 (SEC File No. 005-83981)).

31.

Waiver Letter (Renúncia de Condição Precedente do Contrato de Subscrição de Ações de Emissão da Oi S.A.), dated as of April 28, 2014, relating to the waiver by Portugal Telecom, SGPS, S.A. of a condition precedent to the Subscription Agreement entered into between Portugal Telecom, SGPS, S.A. and Oi S.A., dated as of February 19, 2014 (English translation) (incorporated by reference to Exhibit 31 of Amendment No. 3 to the Schedule 13D of Oi S.A., filed on May 14, 2014 (SEC File No. 005-83981)).

32.

Memorandum of Understanding (Memorando de Entendimentos), dated as of July 15, 2014, between Portugal Telecom SGPS, S.A. and Oi S.A. (incorporated by reference to Exhibit 32 of Amendment No. 4 to the Schedule 13D of Oi S.A., filed on July 28, 2014 (SEC File No. 005-83981)) (English translation) (incorporated by reference to Exhibit 32 of Amendment No. 4 to the Schedule 13D of Oi S.A., filed on July 28, 2014 (SEC File No. 005-83981)).

33.

Exchange Agreement, and Other Covenants (Contrato de Permuta e Outras Avenças), dated September 8, 2014, among PT International Finance B.V., PT Portugal, SGPS, S.A. and Portugal Telecom, SGPS, S.A. and, further, Oi, S.A. and Telemar Participações S.A. (English translation) (incorporated by reference to Exhibit 33 of Amendment No. 5 to the Schedule 13D of Oi S.A., filed on September 17, 2014 (SEC File No. 005-83981)).

Schedule 13D

34.

Call Option Agreement, and Other Covenants (Contrato de Opção de Compra de Ações e Outras Avenças), dated September 8, 2014, among PT International Finance B.V., PT Portugal, SGPS, S.A. and Portugal Telecom, SGPS, S.A. and, further, Oi, S.A. and Telemar Participações S.A. (English translation) (incorporated by reference to Exhibit 34 of Amendment No. 5 to the Schedule 13D of Oi S.A., filed on September 17, 2014 (SEC File No. 005-83981)).

35.

Third Amendment to the Shareholders’ Agreement of Telemar Participações S.A. (3º Aditivo ao Acordo de Acionistas da Telemar Participações S.A.), dated September 8, 2014, among AG Telecom Participações S.A., LF Tel S.A., Fundação Atlântico de Seguridade Social and, as intervening party, Telemar Participações S.A. (English Translation) (incorporated by reference to Exhibit 35 of Amendment No. 5 to the Schedule 13D of Oi S.A., filed on September 17, 2014 (SEC File No. 005-83981)).

36.

First Amendment to the Terms of Termination of the Shareholders’ Agreement of Telemar Participações S.A. executed on February 19, 2014 (1º Aditivo ao Termo de Resilição do Acordo de Acionistas da Telemar Participações S.A. firmado em 19 de Fevereiro de 2014), dated September 8, 2014, among AG Telecom Participações S.A., LF Tel S.A., Fundação Atlântico de Seguridade Social and, as intervening party, Telemar Participações S.A. (English Translation) (incorporated by reference to Exhibit 36 of Amendment No. 5 to the Schedule 13D of Oi S.A., filed on September 17, 2014 (SEC File No. 005-83981)).

37.

Third Amendment to the Shareholders’ Agreement of Telemar Participações S.A. (3º Aditivo ao Acordo de Acionistas da Telemar Participações S.A.), dated September 8, 2014, among AG Telecom Participações S.A., Andrade Gutierrez S.A., BNDES Participações S.A.—BNDESPAR, Caixa de Previdência dos Funcionários do Banco do Brasil—PREVI, Fundação Atlântico de Seguridade Social, Fundação dos Economiários Federais—FUNCEF, Fundação Petrobras de Seguridade Social—PETROS, Jereissati Telecom S.A., LF Tel S.A., Bratel Brasil S.A. and, as intervening parties, Telemar Participações S.A. and Portugal Telecom, SGPS, S.A. (English Translation) (incorporated by reference to Exhibit 37 of Amendment No. 5 to the Schedule 13D of Oi S.A., filed on September 17, 2014 (SEC File No. 005-83981)).

38.

First Amendment to the Terms of Termination of the Shareholders’ Agreement of Telemar Participações S.A. executed on February 19, 2014 (1º Aditivo ao Termo de Resilição do Acordo de Acionistas da Telemar Participações S.A. firmado em 19 de Fevereiro de 2014), dated September 8, 2014, among AG Telecom Participações S.A., Andrade Gutierrez S.A., BNDES Participações S.A.—BNDESPAR, Caixa de Previdência dos Funcionários do Banco do Brasil—PREVI, Fundação Atlântico de Seguridade Social, Fundação dos Economiários Federais—FUNCEF, Fundação Petrobras de Seguridade Social—PETROS, Jereissati Telecom S.A., LF Tel S.A., Bratel Brasil S.A. and, as intervening parties, Telemar Participações S.A. and Portugal Telecom, SGPS, S.A. (English Translation) (incorporated by reference to Exhibit 38 of Amendment No. 5 to the Schedule 13D of Oi S.A., filed on September 17, 2014 (SEC File No. 005-83981)).

Schedule 13D

39.

Second Amendment to the Shareholders’ Agreement of Pasa Participações S.A. (2º Aditivo ao Acordo de Acionistas da Pasa Participações S.A.), dated September 8, 2014, among Andrade Gutierrez S.A., Bratel Brasil S.A. and, as intervening parties, Pasa Participações S.A., AG Telecom Participações S.A., Jereissati Telecom S.A., EDSP75 Participações S.A., LF Tel S.A., Portugal Telecom, SGPS, S.A., Sayed RJ Participações S.A., Venus RJ Participações S.A. and PTB2 S.A. (English Translation) (incorporated by reference to Exhibit 39 of Amendment No. 5 to the Schedule 13D of Oi S.A., filed on September 17, 2014 (SEC File No. 005-83981)).

40.

Second Amendment to the Shareholders’ Agreement of EDSP75 Participações S.A. (2º Aditivo ao Acordo de Acionistas da EDSP75 Participações S.A.), dated September 8, 2014, among Jereissati Telecom S.A., Bratel Brasil S.A. and, as intervening parties, EDSP75 Participações S.A., LF Tel S.A., Andrade Gutierrez S.A., Pasa Participações S.A., AG Telecom Participações S.A., Portugal Telecom, SGPS, S.A., Sayed RJ Participações S.A., Venus RJ Participações S.A. and PTB2 S.A. (English Translation) (incorporated by reference to Exhibit 40 of Amendment No. 5 to the Schedule 13D of Oi S.A., filed on September 17, 2014 (SEC File No. 005-83981)).

41.

First Amendment to the Temporary Voting Agreement of the Shareholders of Oi S.A. and Telemar Participações S.A. (referred to as “Corpco”) executed on February 19, 2014 (Compromisso Provisório de Voto dos Acionistas da Oi S.A. e da Telemar Participações S.A. (a ser denominada “Corpco”) firmado em 19 de Fevereiro de 2014), dated September 8, 2014, to be entered into among Portugal Telecom, SGPS, S.A., Caravelas Fundo de Investimento em Ações, Bratel Brasil S.A., Telemar Participações S.A., Andrade Gutierrez S.A., Jereissati Telecom S.A. and, as intervening party, Oi S.A. (English Translation) (incorporated by reference to Exhibit 41 of Amendment No. 5 to the Schedule 13D of Oi S.A., filed on September 17, 2014 (SEC File No. 005-83981)).

42.

Terms of Commitment (Termo de Compromisso), dated September 8, 2014, among Portugal Telecom, SGPS, S.A., Oi S.A. and Telemar Participações S.A. (English Translation) (incorporated by reference to Exhibit 42 of Amendment No. 5 to the Schedule 13D of Oi S.A., filed on September 17, 2014 (SEC File No. 005-83981)).

43.

Private Instrument of Commitment to Assign Rights, Obligations and Other Covenants (Instrumento Particular de Cessão de Direitos e Obrigações e Outras Avenças), dated March 24, 2015, among Portugal Telecom, SGPS, S.A., PT International Finance B.V., PT Portugal, SGPS, S.A., Oi S.A. and Telemar Participações S.A. (English Translation).

44.

First Amendment to Call Option Agreement, and Other Covenants (Contrato de Opção de Compra de Ações e Outras Avenças), dated March 31, 2015, among PT International Finance B.V. and Portugal Telecom, SGPS, S.A. and, further, Oi, S.A. and Telemar Participações S.A. (English translation).

Schedule 13D

45.

Second Amendment to the Temporary Voting Agreement of the Shareholders of Oi S.A. and Telemar Participações S.A. executed on February 19, 2014 and amended on September 8, 2014 (Compromisso Provisório de Voto dos Acionistas da Oi S.A. e da Telemar Participações S.A. firmado em 19 de Fevereiro de 2014 e aditado em 8 de setembro de 2014), dated March 31, 2015, entered into among Portugal Telecom, SGPS, S.A., Caravelas Fundo de Investimento em Ações, Bratel Brasil S.A., Telemar Participações S.A., Andrade Gutierrez S.A., Jereissati Telecom S.A. and, as intervening party, Oi S.A. (English Translation).

46.	First Amendment to the Terms of Commitment (Termo de Compromisso), dated March 31, 2015, among Portugal Telecom, SGPS, S.A., Oi S.A. and Telemar Participações S.A. (English Translation).

SIGNATURES

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  April 16, 2015

PORTUGAL TELECOM, SGPS, S.A.

By:	/s/ João Manuel de Mello Franco
	Name:	João Manuel de Mello Franco
	Title:	Chairman of the Board of Directors

By:	/s/ Luís Manuel da Costa de Sousa de Macedo
	Name:	Luís Manuel da Costa de Sousa de Macedo
	Title:	General Secretary

BRATEL B.V.

By:	/s/ Marlon Antonio Hironimo Martis
	Name:	Marlon Antonio Hironimo Martis
	Title:	Director B

By:	/s/ Carlos Cruz
	Name:	Carlos Cruz
	Title:	Director A

BRATEL BRASIL S.A.

By:	/s/ Shakhaf Wine
	Name:	Shakhaf Wine
	Title:	President

By:	/s/ Pedro Guterres
	Name:	Pedro Guterres
	Title:	Director

[Signature Page to Amendment No. 6 to the Schedule 13D of Oi S.A.]

Schedule 13D	Exhibit 2

DIRECTORS AND EXECUTIVE OFFICERS OF THE REPORTING PERSONS

PORTUGAL TELECOM, SGPS, S.A.

All of the following persons are citizens of the Republic of Portugal, except Shakhaf Wine and Milton Almicar Silva Vargas, who are citizens of the Federative Republic of Brazil; Rafael Luís Mora Funes, who is a citizen of Spain; and Gerald Stephen McGowan, who is a citizen of the United States of America. Unless otherwise noted below, (1) the principal occupation or employment listed below is a position with Portugal Telecom, SGPS, S.A., and (2) the business address for each of the following persons is Avenida Fontes Pereira de Melo, 40, 1069-300 Lisboa, Portugal.

NAME	PRINCIPAL OCCUPATION OR EMPLOYMENT	BUSINESS ADDRESS
Board of Directors
João Manuel de Mello Franco	Chairman of the Board of Directors of Portugal Telecom, SGPS, S.A.; Member of the Board of Directors and Chairman of the Audit Committee of EDP Renováveis, S.A.
Alfredo José Silva de Oliveira Baptista	Member of the Board of Directors and the Audit Committee of Portugal Telecom, SGPS, S.A.
Shakhaf Wine

Member of the Board of Directors of Portugal Telecom, SGPS, S.A., Telemar Participações S.A. and Oi S.A.;

Chief Executive Officer of Bratel Brasil S.A.;

Vice President of Pasa Participações S.A., EDSP75 Participações S.A. and AG Telecom Participações S.A.

Av. Borges de Medeiros, 633, cj. 301, Lagoa, Rio de Janeiro/RJ, Brazil
José Guilherme Xavier de Basto	Member of the Board of Directors and Audit Committee of Portugal Telecom
Mário João de Matos Gomes	Member of the Board of Directors and Audit Committee of Portugal Telecom
Gerald Stephen McGowan	Member of the Board of Directors of Portugal Telecom; Former Ambassador of the United States to Portugal	4903 Rock Spring Road, Arlington, Virginia 22207, United States of America
Rafael Luís Mora Funes	Member of the Board of Directors of Portugal Telecom Member of the Board of Directors of Oi S.A. Chairman of Webspectator	Rua Vitor Cordon, 19, 1200-482, Lisboa, Portugal
Maria Helena Nazaré	Member of the Board of Directors of Portugal Telecom, SGPS, S.A.; Chairman of the European University Association; Former President of the University of Aveiro, Portugal	Universidade de Aveiro, Pavilhão III, Campus Universitário de Santiago, 3810-193, Aveiro, Portugal

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NAME	PRINCIPAL OCCUPATION OR EMPLOYMENT	BUSINESS ADDRESS
Milton Almicar Silva Vargas

Member of the Board of Directors of Portugal Telecom, SGPS, S.A.;

Member of the Boards of Directors of Helbor Empreendimentos Imobiliários S.A., Cielo S.A., and Monteiro Aranha S.A.;

Member of the Comitê de Aquisições e Fusões (CAF)

Centro Empresarial Rio Negro — Al. Rio Negro 585 — Bloco A, sala 104, Barueri, SP, Brazil
Nuno Rocha dos Santos de Almeida e Vasconcellos	Member of the Board of Directors of Portugal Telecom, SGPS, S.A.; Chairman of the Boards of Directors of Rocha dos Santos Holding, SGPS, S.A. and Ongoing Strategy Investments, SGPS, S.A.	Av. das Nações Unidas, 11633, 8th floor, São Paulo, Brazil
Jorge Telmo Maria Freire Cardoso	Member of the Board of Directors of Portugal Telecom, SGPS, S.A.; Member of the Board of Directors of Novo Banco, S.A.
Rolando António Durão Ferreira de Oliveira

Member of the Board of Directors of Portugal Telecom, SGPS, S.A.;

Vice President Controlinveste, SGPS, S.A.;

Chairman of the Board of Directors Cosmos - Viagens e Turismo, S.A.;

Member of the Board of Directors of Sport TV Portugal, S.A., Associação Portuguesa para o Desenvolvimento das Comunicações (APDC), and Global Noticias Media Group, S.A.

Rua Abranches Ferrão, 10, 12º andar, 1600-001, Lisboa, Portugal
Marco Norci Schroeder

Member of the Board of Directors of Portugal Telecom, SGPS, S.A.;

Vice President and Chief Financial Officer of PT Portugal, SGPS, S.A.;

Chairman of the Audit Committee of Fundação Atlântico de Seguridade Social

Rua Humberto de Campos, 425, 8th Floor, Rio de Janeiro, RJ, Brazil
Francisco Ravara Cary	Member of the Board of Directors of Portugal Telecom, SGPS, S.A.; Member of the Board of Directors of Novo Banco, S.A.	Avenida da Liberdade, 195, 15º andar, 1250-142, Lisboa, Portugal
Eurico de Jesus Teles Neto	Member of the Board of Directors of Portugal Telecom, SGPS, S.A.; Chief Legal Officer of Oi S.A.	Rua Humberto de Campos, 425, 8th Floor, Rio de Janeiro, RJ, Brazil
João Manuel Pisco de Castro	Member of the Board of Directors of Portugal Telecom, SGPS, S.A.; Vice-President of Grupo Visabeira SGPS, S.A.	Avenida Almirante Gago Coutinho, 78, 1700-031, Lisboa, Portugal
Executive Officers (other than those who are also members of the Board of Directors)
Luis Manuel da Costa de Sousa Macedo	General Secretary of Portugal Telecom, SGPS, S.A.

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BRATEL B.V.

All of the following persons are citizens of the Netherlands, except Carlos Manuel Mendes Fidalgo Moreira da Cruz and Pedro Guimarães e Melo de Oliveira Guterres, who are citizens of the Republic of Portugal.

NAME	PRINCIPAL OCCUPATION OR EMPLOYMENT	BUSINESS ADDRESS
Board of Directors
Carlos Manuel Mendes Fidalgo Moreira da Cruz	Manager of the Finance Department of Portugal Telecom, SGPS, S.A.; Managing Director A of Bratel B.V.	Avenida Fontes Pereira de Melo, 40, 1069-300, Lisboa, Portugal
Marlon Antonio Hironimo Martis	Managing Director B of Bratel B.V.	Naritaweg 165 Telestone 8, 1043BW, Amsterdam, The Netherlands
Trust International Management (T.I.M.) B.V.	Managing Director B of Bratel B.V.	Naritaweg 165 Telestone 8, 1043BW, Amsterdam, The Netherlands
Pedro Guimarães e Melo de Oliveira Guterres	Managing Director A of Bratel B.V.; Executive Director of Bratel Brasil S.A. and Telemar Participações S.A.	Av. Borges de Medeiros, 633, cj. 301, Lagoa, Rio de Janeiro, RJ, Brazil

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BRATEL BRASIL S.A.

All of the following persons are citizens of the Federative Republic of Brazil, except Pedro Guimarães e Melo de Oliveira Guterres, who is a citizen of the Republic of Portugal. The business address for each of the following persons is Av. Borges de Medeiros, 633, cj. 301, Lagoa, Rio de Janeiro, RJ, Brazil.

NAME	PRINCIPAL OCCUPATION OR EMPLOYMENT
Board of Directors
Shakhaf Wine

Chief Executive Officer of Bratel Brasil S.A.;

Member of the Board of Directors of Portugal Telecom, SGPS, S.A., Telemar Participações S.A. and Oi S.A.;

Vice President of Pasa Participações S.A., EDSP75 Participações S.A., and AG Telecom Participações S.A.

Pedro Guimarães e Melo de Oliveira Guterres	Managing Director A of Bratel B.V.; Executive Director of Bratel Brasil S.A. and Telemar Participações S.A.
Anna Laura Baraf Svartman	Executive Director of Bratel Brasil S.A.

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